SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 7, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated December 6, 2006, announcing the beginning of a new era in aerospace engineering, production planning and assembly simulation with Boeing's virtual rollout of the 787 Dreamliner.

Boeing Simulates and “Manufactures” 787 Dreamliner at
Industry-First Event with 3D PLM from Dassault Systèmes

Future of Manufacturing on Display at Virtual Rollout Milestone

Paris, France, December 6, 2006 — Boeing and Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the beginning of a new era in aerospace engineering, production planning and assembly simulation with Boeing’s virtual rollout of the 787 Dreamliner. This first-ever virtual rollout, and the PLM technology underlying it, is not simply an animation of the completed airplane, but a virtual simulation and validation of the entire manufacturing process.

Today’s virtual rollout illustrates the future of manufacturing, showing how accurate, intuitive 3D models can be the primary means for communicating design and production planning information throughout a program. Such 3D-based simulations of production processes enabled Boeing and its partners to optimize the Dreamliner production system and avoid the costly late-stage errors that can occur with untested designs and production planning.

“A breakthrough program like the 787 Dreamliner needed to lead the way in performance, quality, cost and schedule supported by efficient and flexible production planning. 3D PLM has the right capabilities to support these requirements,” says Kevin Fowler, Boeing’s 787 vice president of Process Integration. “In collaboration with its partners around the world the 787 program uses new materials and technology in the production process. These new requirements for the production process required a new type of process and computing design technology backbone that didn’t exist before we started working with Dassault Systèmes three years ago.”

The 787 Dreamliner program is the first to use 3D models and simulation on a project of such large size and complexity, from the product’s inception through to production and product support. Building upon Boeing’s use of Dassault Systèmes’ virtual design (CATIA) and collaboration technologies (ENOVIA), Dassault Systèmes’ DELMIA software suite provided Boeing and its partners with an environment for simulating and perfecting 787 manufacturing processes before actually building tools and production facilities.

Boeing’s planning and layout of production lines using exact 3D models of parts and assembly tooling dramatically reduces rework on the 787. Such a digital manufacturing environment creates a communication “loop back” between 787 design and manufacturing engineers, no matter where they are, eliminating the risk of committing to a design change only to discover it cannot be manufactured, or that it requires costly changes to other components.

“Collaborative PLM, shown so eloquently here by Boeing in its virtual roll-out, is the next step for all industries,” says Dassault Systèmes president and chief executive officer, Bernard Charlès. “Boeing pioneered the use of digital mockup with the 777, and it is only fitting that today Boeing shows other industries the way forward with digital manufacturing. PLM and its final component, digital manufacturing, have never been so fully, so completely implemented as with the 787 Dreamliner program. Dassault Systèmes is proud to be Boeing’s partner in this visionary step forward.”

Dassault Systèmes’ PLM solutions used by Boeing on the 787 Dreamliner include DELMIA for virtual planning and production, CATIA for virtual product design, and ENOVIA VPLM for enterprise-wide collaboration, giving every stakeholder in the process access to 3D data models of parts, assemblies and systems. The digital assets developed by Boeing using these PLM solutions will be used across the 787‘s entire lifecycle, including sales, marketing and future derivative aircraft.

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About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Shohei Ando (AP)	Derek Lane (Americas)	Arnaud Malherbe (EMEA)
+81 3 5442 4050	+1(818) 673-2243	+33 (0)1 55 49 87 73
shohei_ando@ds-jp.com	derek_lane@ds-us.com	arnaud_malherbe@ds-fr.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: December 7, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration